Stradley Ronon Stevens & Young, LLP
1250 Connecticut Avenue, N.W., Suite 500
Washington, D.C. 20036
Telephone  202-822-9611
Fax  202-822-0140
www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

March 1, 2013

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Mr. James E. O’Connor, Esquire
Ms. Christina DiAngelo

Re:      Nationwide Mutual Funds (the “Registrant”)
(File No. 333-182595)

Dear Mr. O’Connor and Ms. DiAngelo:

On behalf of the above-referenced Registrant, below is a separate correspondence as requested by the Staff’s comments conveyed to us on February 15 and 19, 2013, with regard to the Registration Statement on Form N-14 (the “Registration Statement”), filed by the Registrant with the U.S. Securities and Exchange Commission (“SEC”) on January 23, 2013, pursuant to Rule 488 under the Securities Act of 1933, as amended.

You have requested that the Registrant provide its analysis for determining that the TS&W Fixed Income Portfolio (the “Target Fund”) will be the accounting survivor of the proposed reorganization (“Reorganization”) into the Nationwide Core Plus Bond Fund (the “Acquiring Fund”).  The Registrant responds as follows:

Introduction

The Reorganization will involve:  (i) the acquisition by the Registrant, on behalf of the Acquiring Fund, of all of the property, assets and goodwill of the Target Fund, in exchange solely for shares of beneficial interest of the Acquiring Fund; (ii) the assumption by the NMF Trust, on behalf of the Acquiring Fund, of all of the liabilities of the Target Fund; (iii) the distribution of the shares of the Acquiring Fund to the shareholders of the Target Fund according to their respective interests in complete liquidation of the Target Fund; and (iv) the dissolution of the Target Fund as soon as practicable after the closing.  The Acquiring Fund is a shell fund that has not yet

 James E. O’Connor, Esquire
 Christina DiAngelo
 U.S. Securities and Exchange Commission
 March 1, 2013

commenced operations and has been created for the purpose of acquiring the Target Fund’s assets and assuming its liabilities. As such, the Acquiring Fund does not have any operating history or performance information.

As set forth in North American Security Trust, SEC No-Action Letter (Aug. 5, 1994), the determination of whether an acquiring fund may use the historical performance of an acquired fund depends on a consideration of five factors.  Based on its analysis of the factors, the Registrant has determined that the Target Fund is the appropriate accounting survivor following the Reorganization.  Each of the factors, along with the relevant analysis, is discussed below.

Accounting Survivor Analysis

(i) Investment Advisers.  Thompson, Siegel & Walmsley LLC (“TSW”) serves as the investment adviser to the Target Fund.  Nationwide Fund Advisors (“NF Advisors”) will serve as the investment adviser, and TSW will serve as the sole subadviser, to the Acquiring Fund.  The same portfolio manager that currently manages the Target Fund will also serve as the portfolio manager of the Acquiring Fund.  However, although the Target Fund and Acquiring Fund will be managed by the same portfolio manager, the Target Fund has been managed by the portfolio manager since 2002 and by portfolio managers at TSW since its inception on July 17, 1992, while the Acquiring Fund will have only been managed by the portfolio manager since its commencement of operations in 2013, following the Reorganization.  This factor supports the determination that the Target Fund should be the accounting survivor following the Reorganization.

(ii)  Portfolio Composition.  As described below, the investment objective of the Target Fund is identical to that of the Acquiring Fund, and the investment strategies of the Target Fund are substantially similar to those of the Acquiring Fund.  Consequently, the portfolio composition of the Acquiring Fund is expected to be virtually identical to the portfolio composition of the Target Fund at the time of the Reorganization because the Acquiring Fund, as a shell fund, will be acquiring all of the assets and liabilities of the Target Fund.  This virtually identical portfolio composition supports the determination that the Target Fund should be the accounting survivor following the Reorganization.

(iii)  Investment Objectives, Policies and Restrictions.  The investment objective of the Target Fund is identical to that of the Acquiring Fund.  In addition, the investment strategies and policies of the Target Fund are substantially similar to those of the Acquiring Fund.

The fundamental investment policies and restrictions of the Target Fund and Acquiring Fund are substantially similar to one another, and include investment policies required by the Investment Company Act of 1940, as amended.

For more information about the Target and Acquiring Funds’ investment objectives, policies and restrictions, please refer to the Registration Statement.  The Acquiring Fund will

 James E. O’Connor, Esquire
 Christina DiAngelo
 U.S. Securities and Exchange Commission
 March 1, 2013

substantially retain the investment objective, policies and restrictions of the Target Fund, which supports the determination that the Target Fund should be the accounting survivor following the Reorganization.

(iv)  Expense Structure and Expense Ratio.  As a result of the proposed Reorganization and after any applicable expense waivers and reimbursements, shareholders of the Target Fund can expect to experience lower expenses as a percentage of average daily net assets as shareholders in the Acquiring Fund after the Reorganization.  The difference in annual fund operating expenses paid by shareholders of the Target Fund as compared to the Acquiring Fund will be five basis points.  We do not believe that this is a substantial enough difference to favor either the Target Fund or the Acquiring Fund as the accounting survivor following the Reorganization.

(v)  Relative Asset Sizes of the Funds Involved in the Reorganization.  The Acquiring Fund is a shell fund and will have no assets prior to the Reorganization.  Therefore, the net assets of the Target Fund will constitute 100% of the Acquiring Fund after the Reorganization.  The fact that the assets of the Target Fund will constitute all of the assets of the Acquiring Fund post-Reorganization supports the determination that the Target Fund should be the accounting survivor following the Reorganization.

Conclusion:  In light of the fact that the majority of the relevant factors, including advisory team, portfolio composition, objective, policies and restrictions, and asset size support the determination, the Registrant has determined that the Target Fund should be the accounting survivor following the Reorganization.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

 James E. O’Connor, Esquire
 Christina DiAngelo
 U.S. Securities and Exchange Commission
 March 1, 2013

Please do not hesitate to contact me at (202) 419-8429 or Cillian M. Lynch at (202) 419-8416, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:           Allan J. Oster, Esquire
Barbara A. Nugent, Esquire
Prufesh R. Modhera, Esquire
Cillian M. Lynch, Esquire